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                                                                    EXHIBIT 12.1

                          SA TELECOMMUNICATIONS, INC.
        STATEMENT RE. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

    For purposes of calculating the ratio of earnings to fixed charges: (i) earnings consist of loss from continuing operations before taxes, plus fixed charges excluding capitalized interest and (ii) fixed charges consist of interest expensed and capitalized, and the interest portion of rent expense. For the years ended December 31, 1992, 1993, 1994, and 1995, the Company's earnings were insufficient to cover fixed charges by $1,258,000, $970,000, $1,819,000, and $1,935,000, respectively. For the nine months ended September 30, 1995 and 1996, the Company's earnings were insufficient to cover fixed charges by $1,738,000 and $1,180,000, respectively.